GRAND PEAK CAPITAL CORP.	Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy – Annual General and Special Meeting to be held on March 31, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting.  If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m. (Vancouver time) on Friday, March 27, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER	016572	HOLDER ACCOUNT NUMBER	C9999999999	ACCESS NUMBER	99999

Appointment of Proxyholder
I/WE, being holder(s) of Grand Peak Capital Corp. hereby appoint: Navchand Jagpal or failing him, J. Lewis Dillman	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Grand Peak Capital Corp. to be held at Vancouver, British Columbia on Tuesday, March 31, 2009 at 10:00 a.m. (Vancouver time) and at any adjournment(s) thereof or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Director
	For	Withhold

01. J. Lewis Dillman

	For	Withhold
2. Appointment of Auditors Appointment of DeVisser Gray LLP, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against
3. Company's Stock Option Plan To consider and, if thought fit, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the Company's stock option plan.

	For	Against
4.  Arrangement Resolution
To approve the special resolution set out in Schedule "A" to the Information Circular regarding the arrangement between the Company and Lucky Minerals Inc., as further described in the Notice of Meeting and Information Circular.

	For	Against
5.  Stock Option Plan for Lucky Minerals Inc.
To consider and, if thought fit, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve a stock option plan for Lucky Minerals Inc.

	For	Against
6. Transaction of Other Business To transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date DD/MM/YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.